UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

K2M Group Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
48273J107
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48273J107

1.	Name of Reporting Person Welsh, Carson, Anderson & Stowe XI, L.P.
I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)
2.	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	13,727,751 *
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	13,727,751 *
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		13,727,751 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		33.3% **
12.	Type of Reporting Person		PN

* As of December 31, 2015
** Based on 41,228,829 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 48273J107

1.	Name of Reporting Person WCAS Capital Partners IV, L.P.
I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)
2.	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	201,011 *
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	201,011 *
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		201,011 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		0.5% **
12.	Type of Reporting Person		PN

* As of December 31, 2015
** Based on 41,228,829 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 48273J107

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on January 22, 2015 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated as follows:

Item 4.              Ownership.

(a) through (c):

The information requested hereunder is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

In addition, WCAS Management Corporation, a Delaware corporation, which is an affiliate of the Reporting Persons, beneficially owns 11,239 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and WCAS XI Co-Investors LLC, a Delaware limited liability company, which is also an affiliate of the Reporting Persons, beneficially owns 46,262 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.  Ownership is stated as of December 31, 2015 and is based on 41,228,829 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 48273J107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2016

WELSH, CARSON, ANDERSON & STOWE XI, L.P.
By:	WCAS XI Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS IV, L.P.
By:	WCAS CP IV Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact